UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25	SEC FILE NUMBER 333-171636

NOTIFICATION OF LATE FILING	CUSIP NUMBER 40330L100

(Check one):	☐	Form 10-K	☐	Form 20-F	☐	Form 11-K	☒	Form 10-Q	☐	Form 10-D	☐	Form N-CEN	☐	Form N-CSR

For Period Ended: March 31, 2024

	☐	Transition Report on Form 10-K
	☐	Transition Report on Form 20-F
	☐	Transition Report on Form 11-K
	☐	Transition Report on Form 10-Q

For the Transition Period Ended: N/A

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: ________________

PART I — REGISTRANT INFORMATION

GUSKIN GOLD CORP.
Full Name of Registrant

Former Name if Applicable

4500 Great America Parkway, PMB 38, Ste 100
Address of Principal Executive Office (Street and Number)

Santa Clara, CA 95054
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

The Registrant is unable to file its Quarterly Report on Form 10-Q for the period ended March 31, 2024 (the “Quarterly Report”) by the prescribed due date, without unreasonable effort or expense.

On May 3, 2024, the Securities and Exchange Commission (the “SEC”) announced that it had settled charges against BF Borgers CPA PC (“BF Borgers”). As part of the settlement, BF Borgers agreed to a permanent ban on appearing or practicing before the SEC.

As previously reported in the Company’s Current Report on Form 8-K filed with the Commission on May 15, 2024, the Company dismissed BF Borgers as its auditor, effective May 11, 2024, and is in the process of identifying a new auditor.

Due to the timing of the appointment of appointing a new auditor, the Company was unable without unreasonable effort and expense to complete the review of the Company’s financial statements for the quarter ended March 31, 2024 before the required filing date for the Quarterly Report. The Registrant intends to file the subject Quarterly Report on or before the fifth calendar day following the prescribed due date, however, it may not be possible to file the report timely in light of the circumstances.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Naana Asante	(408)	766-1511
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

	Yes ☒ No ☐

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

	Yes ☐ No ☒

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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Guskin Gold Corp.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 16, 2024	By:	/s/ Naana Asante
	Name:	Naana Asante
	Title:	Chief Executive Officer

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